Arf 1-29-2002

VF 1-28-02 *K



RECEIVED
JAN 2 2 2002
352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington



02005236

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SEC FILE NUMBER
8-13026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. POST OFFICE DELAYED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Nov 1, 2000 (MM/DD/YY) AND ENDING Oct 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL FUNDS Associates Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 CHILI AVE
(No. and Street)

Rochester (City) NY (State) 14624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bette Cardamone (716) 235 3607
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS MATTEO CPA
(Name — *if individual, state last, first, middle name*)

P.O. Box 923
23 JACKSON ST (Address) BATAVIA (City) NY (State) 14021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 30 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, RAYMOND J. ZOLLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURRAY FINDS ASSOCIATES INC, as of OCT 31 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

R. Zollo
Signature

President
Title

Bette Lu Cardamone
Notary Public

BETTE LU CARDAMONE
Notary Public, State of New York
Monroe County
Commission expires Dec. 31, 01

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

U.S. POST OFFICE
DELAYED

MUTUAL FUNDS ASSOCIATES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the years ended October 31, 2001 and October 31, 2000.
(See Accountant's Opinion)

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT



RECEIVED
JAN 2 2 2002
352

CONTENTS

THOMAS D. MATTEO
Certified Public Accountant

23 Jackson Street
Post Office Box 923
Batavia, NY 14021

(716)344-1778
FAX 344-0444

Tax Planning& Preparation
Financial Statements
Computer Services

Mr. Raymond Zollo, President
Mutual Funds Associates, Inc.
1701 Chili Avenue
Rochester, NY 14624

Dear Mr. Zollo:

I have audited the accompanying balance sheets of Mutual Funds Associates, Inc. as of October 31, 2001 and 2000, and the related statements of income, retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Pursuant to Sec Rule 17a-5, based upon my review of your accounting system and procedures for safeguarding securities, I believe that no material weakness in your internal accounting controls were disclosed during my examination.

In my opinion, 2001 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



November 28, 2001

MUTUAL FUNDS ASSOCIATES, INC.
BALANCE SHEETS
October 31, 2001 and October 31, 2000.
(See Accountant's Opinion)

ASSETS	10/31/01	10/31/00
Cash	$197,877	$243,395
Commissions receivable	12,051	15,778
Prepaid insurance	882	538
Accrued Management Fees	2776	
Deferred Tax – Federal		5991
Deferred Tax – NYS (Note D)		3,158
Total Current Assets	213,586	268,860
Total Assets	213,586	268,860

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	2,800	2,800
Commissions payable	13,400	19,637
Federal Tax	5991	
State Tax	3158	
Accrued corporate taxes	403	456
Total Current Liabilities	25,752	22,893
Stockholder's equity:		
200 shares, no-par value authorized		
15 shares issued and outstanding	6,000	6,000
Retained earnings	181,834	239,967
Total stockholder's equity	187,834	245,967
Total liabilities and stockholder's equity	213,586	268,860

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended October 31, 2001 and October 31, 2000.
(See Accountant's Opinion)

	10/31/01		10/31/00	
Income:				
Commissions	327,020	68.0%	523,020	78.5%
Service Fees	99,084	20.6%		
Annuities	37,374	7.8%	131,905	19.8%
VARIABLE LIFE	10,500	2.2%		
Interest	20,268	4.2%	22,914	3.4%
Gain/(Loss) on investment	(15,204)	-3.2%	(12,980)	-1.9%
Rent income	1,545	0.3%	1,620	0.2%
Total income	480,587	100.0%	666,479	100.0%
Expenses:				
Commissions	421,691	87.7%	591,531	88.8%
Management fees	52,790	11.0%	50,829	7.6%
Dues and sub(net of reimbursement)	145	0.0%	(2,012)	-0.3%
Rent - office	24,000	5.0%	24,000	3.6%
Rent - equipment	12,000	2.5%	12,000	1.8%
Genl operating costs(net of reimb)	200	0.0%	149	0.0%
Office supplies and postage	3,520	0.7%	4,766	0.7%
Insurance	2,273	0.5%	2,369	0.4%
Telephone	511	0.1%	554	0.1%
Legal and accounting	2,890	0.6%	3,100	0.5%
Penalties	0	0.0%	0	0.0%
Total expenses	520,021	108.2%	687,285	103.1%
Net Income(loss) before taxes	(39,434)	-8.2%	(20,806)	-3.1%
Provision for income taxes:				
Current Tax Expense	402	0.1%	456	0.5%
Deferred Tax Expense (Note D)	18,298	3.8%	(1,679)	0.5%
Total	18,700	3.9%	(1,223)	0.5%
NET INCOME (LOSS)	(58,134)	-12.1%	(19,583)	0.5%
Retained earnings beginning of period	239,967		259,550	
Retained earnings end of period	181,834		239,967	

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the years ended October 31, 2001 and October 31, 2000
(See Accountant's Opinion)

Year end 10/31/01	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$239,967	$245,967
Net Income(Loss) for the year	0	(58,133)	($58,133)
Balance, end of year	$6,000	$181,834	$187,834

Year end 10/31/00	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$259,550	$265,550
Net Income(Loss) for the year	0	(19,583)	($19,583)
Balance, end of year	$6,000	$239,967	$245,967

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASHFLOWS
For the years ended October 31, 2001 and October 31, 2000
(See Accountant's Opinion)

CASH FLOWS FROM OPERATING ACTIVITIES	10/31/01	10/31/00
Net Income	($58,134)	($19,583)
Change in assets and liabilities:		
(Increase) Decrease in:		
Commissions receivable	3,727	(1)
Prepaid expenses	(344)	0
Accrued Management Fees	(2,776)	0
Increase (Decrease) in:		
Accounts payable	0	0
Commissions payable	(6,237)	0
Accrued corporate taxes	(53)	0
Total Adjustments	(5,683)	(1)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(63,817)	(19,584)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	243,395	219,001
CASH AND EQUIVALENTS AT END OF PERIOD	179,578	199,417

There were no investing or financing activities during the fiscal years ended October 31, 2001 and 2000

Supplemental disclosure of cash flow information:

Cash paid during the year for:	10/31/01	10/31/00
Income taxes	386	456

Disclosure of accounting policy:
For purposes of the statement of cash flows the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
Years ended October 31, 2001 and October 31, 2000
(See Accountant's Opinion)

Note A – Summary of accounting policies

The following is a summary of significant accounting policies which have been consistently applied by the Corporation in the preparation of the financial statements for the years ended October 31, 2001 and 2000.

Mutual Funds Associates, Inc. is a commission based representative for several Mutual Fund Companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the Mutual Fund Companies and are managed soley by those funds. Mutual Funds Associates is strictly a representative. Mutual Funds Associates, Inc. client base is mostly from the Western New York area.

Accounting methods:
Mutual Funds Associates, Inc. is a Subchapter C corporation using the accrual method of accounting.

Note B – Related party transaction:

For the fiscal years ended October 31, 2001 and 2000 the Corporation paid its sole shareholder

	10/31/01	10/31/99
Commissions	421,691	264,330
Rent – office and equipment	36,000	36,000
Management fees		
	457,691	300,330

For the fiscal years ended October 31, 2001 and 2000 the Corporation paid its affiliate, Accuvest Planning, Inc.

	10/31/01	10/31/00
Management fees	52,790	50,829

Note C – Net capital requirements:

The company, as a registered broker and dealer in securities, is subject to the Securities and Echange Commission's Uniform Net Capital Rule which requires a ratio of aggregate indebtedness to net capital. The ratio is a follows:

	10/31/01	10/31/00
Adjusted net capital	156,729	192,324
Aggregate indebtedness	25,752	22,893
Aggregate indebtedness to net capital rati	16.43%	11.90%

Note D – Deferred income taxes:
The company has a deferred income tax asset of $5,991.00 (Federal) and $3,158.00 (State) for the year ended October 31, 2001. The deferral is due to non-deductible unrealized losses on money market liquid funds.
The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

THOMAS D. MATTEO
Certified Public Accountant

23 Jackson Street
Post Office Box 923
Batavia, NY 14021

(716)344-1778
FAX 344-0444

Tax Planning& Preparation
Financial Statements
Computer Services

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

Mr. Raymond Zollo, President
Mutual Funds Associates, Inc.
1701 Chili Avenue
Rochester, NY 14624

Dear Mr. Zollo:

I have audited the accompanying balance sheets of Mutual Funds Associates, Inc. as of October 31, 2001 and 2000, and the related statements of income, retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Pursuant to Sec Rule 17a-5, based upon my review of your accounting system and procedures for safeguarding securities, I believe that no material weakness in your internal accounting controls were disclosed during my examination.

In my opinion, 2001 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



November 28, 2001

MUTUAL FUNDS ASSOCIATES, INC.
SUPPORTING SCHEDULES FROM PART 11A FORM X-17A-5
Years ended October 31, 2001 and October 31, 2000
(See Accountant's Opinion)

COMPUTATION OF ADJUSTED NET CAPITAL

	10/31/01	10/31/00
Total ownership equity	$187,834	$245,967
Adjustments required per computation on Form X-17A-5, Part IIA, Page 3		
15% reduction for funds in money markets	27,447	43,956
Non-allowable assets	3,658	9,687
Adjusted net capital, line 10	$156,729	$192,324

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	10/31/01	10/31/00
Minimum net capital required: (6 2/3% of total liabilities) 10/31/00(6 2/3% x 22,893) 10/31/01(6 2/3% X 25752)	$1,715	$1,526
Minimum dollar net capital requirement	$5,000	$5,000
Excess of net capital, line 10, over larger minimum net capital requirement	$151,729	$187,324
Excess net capital of 100%	$154,154	$190,035
Net capital - per member	$156,729	$192,324
Net capital - per independent auditor	$156,729	$192,324

After reviewing the members net capital calculation, no material differences existed between the members calculation and our calculation.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.